FORM U-13-60
Mutual and Subsidiary Service Companies
Revised February 7, 1980


ANNUAL REPORT


For the Period

Beginning January 1, 2000 and Ending March 31, 2001


To The

U.S. SECURITIES AND EXCHANGE COMMISSION

Of

NATIONAL GRID USA SERVICE COMPANY, INC.

A Subsidiary Service Company


Date of Incorporation:  September 5, 1935


State or Sovereign Power under which Incorporated or Organized:

The Commonwealth of Massachusetts


Location of Principal Executive Offices of Reporting Company:

25 Research Drive
Westborough, MA  01582


Name, title, and address of officer to whom correspondence concerning this report should be addressed:

E. A. Capomacchio, Jr.
Assistant Controller
25 Research Drive
Westborough, MA  01582


Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

National Grid USA


SEC 1926 (6-82)



Page 2
INSTRUCTIONS FOR USE OF FORM U-13-60


	1. Time of Filing Rule 94 provides that on or before the first day of August in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

	2. Number of Copies Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

	3. Period Covered by Report The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that fiscal year. Subsequent reports should cover a calendar year.

	4. Report Format Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

	5. Money Amounts Displayed All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01(b)).

	6. Deficits Displayed Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01(c))

	7. Major Amendments or Corrections Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

	8. Definitions Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

	9. Organization Chart The service company shall submit with each annual report a copy of its current organization chart.

	10. Methods of Allocation The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

	11. Annual Statement of Compensation for Use of Capital Billed The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.





Page 3

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

	Schedule or	Page
Description of Schedules and Accounts	Account No.	Number

COMPARATIVE BALANCE SHEET	Schedule I	4-5

	Service company property	Schedule II	6-7
	Accumulated provision for depreciation
	 and amortization of service company
	 property	Schedule III	8
	Investments	Schedule IV	9
	Accounts receivable from associate
	 companies	Schedule V	10
	Fuel stock expenses undistributed	Schedule VI	11
	Stores expense undistributed	Schedule VII	12
	Miscellaneous current and accrued assets	Schedule VIII	13
	Miscellaneous deferred debits	Schedule IX	14
	Research, development, or demonstration
	 expenditures	Schedule X	15
	Proprietary capital	Schedule XI	16
	Long-term debt	Schedule XII	17
	Current and accrued liabilities	Schedule XIII	18
	Notes to financial statements	Schedule XIV	19

COMPARATIVE INCOME STATEMENT	Schedule XV	20

	Analysis of billing - associate
	 companies	Account 457	21
	Analysis of billing - nonassociate
	 companies	Account 458	22
	Analysis of charges for service
	 - associate and nonassociate companies	Schedule XVI	23
	Schedule of expense by department or
	 service function	Schedule XVII	24-26
	Departmental analysis of salaries	Account 920	27
	Outside services employed	Account 923	28-30
	Employee pensions and benefits	Account 926	31
	General advertising expenses	Account 930.1	32
	Miscellaneous general expenses	Account 930.2	33
	Rents	Account 931	34
	Taxes other than income taxes	Account 408	35
	Donations	Account 426.1	36
	Other deductions	Account 426.5	37
	Notes to statement of income	Schedule XVIII	38

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
		Page
Description of Reports or Statements		Number

ORGANIZATION CHART		39

METHODS OF ALLOCATION		40
ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED	41


Page 4

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.
For the Year Ended March 31, 2001
(In Millions, Rounded to Hundred Thousands of Dollars)
SCHEDULE I
COMPARATIVE BALANCE SHEET
Account	Assets and Other Debits	Current		Prior
		3/31/01	12/31/99
	SERVICE COMPANY PROPERTY
101	Service company property (Schedule II)	$  20.1
107	Construction work in progress (Schedule II)
				------	------
			Total Property	$  20.1
				------	------
108	Less accumulated provision for depreciation
		and amortization of service
		company property  (Schedule III)	(4.3)
				------	------
			Net Service Company Property	15.8
				------	------
	INVESTMENTS
123	Investments in associate companies (Schedule IV)
124 &
128	Other Investments (Schedule IV)	100.4	$82.7
				------	------
			Total Investments	100.4	82.7
				------	------
	CURRENT AND ACCRUED ASSETS
131	Cash
134	Special deposits	.7	.1
135	Working funds
136	Temporary cash investments (Schedule IV)
141	Notes receivable from associate companies
		(Money Pool)	26.3
143	Accounts receivable	.4	.1
144	Accumulated provision of uncollectible accounts
146	Accounts receivable from associate companies
		(Schedule V)	30.1	23.4
152	Fuel stock expenses undistributed (Schedule VI)
154	Materials and supplies
163	Stores expense undistributed (Schedule VII)
165	Prepayments	6.3	4.3
174	Miscellaneous current and accrued assets
		(Schedule VIII)
				------	------
			Total Current and Accrued Assets	63.8	27.9
				------	------
	DEFERRED DEBITS
181	Unamortized debt expense
184	Clearing accounts
186	Miscellaneous deferred debits (Schedule IX)	110.0	16.2
188	Research, development, or demonstration
		expenditures (Schedule X)
190	Accumulated deferred income taxes	20.3	17.3
				------	------
			Total Deferred Debits	130.3	33.5
				------	------
			TOTAL ASSETS AND OTHER DEBITS	$310.3	$144.1
				======	======


Page 5

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2001
(In Millions, Rounded to Hundred Thousands of Dollars)

SCHEDULE I
COMPARATIVE BALANCE SHEET
Account	Liabilities and Proprietary Capital		Current		Prior
		3/31/01		12/31/99
	PROPRIETARY CAPITAL
201	Common stock issued (Schedule XI)
211	Miscellaneous paid-in-capital (Schedule XI)	$  10.7	$ 16.4
215	Appropriated retained earnings (Schedule XI)
216	Unappropriated retained earnings (Schedule XI)	3.4	12.6
				------	------
			Total Proprietary Capital	14.1	29.0
				------	------

	LONG-TERM DEBT
223	Advances from associate companies (Schedule XII)
224	Other long-term debt (Schedule XII)
225	Unamortized premium on long-term debt
226	Unamortized discount on long-term debt - debit
				------	------
			Total Long-Term Debt
				------	------

	CURRENT AND ACCRUED LIABILITIES
231	Notes payable
232	Accounts payable	16.5	13.3
233	Notes payable to associate companies
		(Schedule XIII)		5.3
234	Accounts payable to associate companies
		(Schedule XIII)	.5	.7
236	Taxes accrued
237	Interest accrued
238	Dividends declared
241	Tax collections payable		.2
242	Miscellaneous current and accrued
		liabilities (Schedule XIII)	13.7	8.3
				------	------
			Total Current and Accrued Liabilities	30.7	27.8
				------	------
	DEFERRED CREDITS
253	Other deferred credits	265.5	87.3
255	Accumulated deferred investment tax credits
				------	------
			Total Deferred Credits	265.5	87.3
				------	------
282	ACCUMULATED DEFERRED INCOME TAXES
				------	------
			TOTAL LIABILITIES AND PROPRIETARY CAPITAL	$310.3	$144.1
				======	======



Page 6

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2001
(In Millions, Rounded to Hundred Thousands of Dollars)

SCHEDULE II
SERVICE COMPANY PROPERTY

					BALANCE
AT
	BALANCE AT		RETIREMENTS	OTHER (1)	CLOSE OF
YEAR
DESCRIPTION	3/31/00	ADDITIONS	 OR SALES	CHANGES	3/31/01
Account

301	Organization
303	Miscellaneous				$0.5	$0.5
		Intangible
		Plant
304	Land and Land
		Rights
305	Structures and
		Improvements
306	Leasehold
		Improvements
307	Equipment (2)	$15.5	$.5		3.6	19.6
308	Office
		Furniture and
		Equipment
309	Automobiles,
		Other Vehicles
		and Related
		Garage
		Equipment
310	Aircraft and
		Airport
		Equipment
311	Other Service
		Company
		Property (3)
			------	-----	------	------	-----
	    SUB-TOTAL	15.5	.5		4.1	20.1
			------	-----	------	------	-----
107	Construction
		Work in
		Progress (4)
			------	-----	------	------	-----
			TOTAL	$15.5	$.5		$4.1	$20.1
				======	======	======	======	=====




Page 7

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2001
(In Millions, Rounded to Hundred Thousands of Dollars)

SCHEDULE II - CONTINUED

(1)	PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

		None

(2)	Subaccounts are required for each class of equipment owned.  The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

				BALANCE
				AT CLOSE
			BALANCE		OTHER	OF YEAR
	SUBACCOUNT DESCRIPTION	3/31/00	ADDITIONS	CHANGES	3/31/01

	Capitalized lease for
	 Human Resource
	 Computer Information System	$5.6	$.1	$(1.1) (A)	$4.6
	Capitalized lease for
	 Retail Operations
	 Computer Mapping System	9.9	.4	(.1) (A)	10.2
			----	-----	-----	-----
		TOTAL	15.5	.5	(1.2)	14.8
			----	-----	-----	-----

	General Plant
		Communication Software			.5	.5
		Communication Equipment			4.8	4.8
			----	-----	-----	----
		TOTAL			5.3 (B)	5.3
			----	-----	-----	----

		TOTAL	$15.5	$.5	$4.1	$20.1
			====	=====	=====	=====

(A) Reflects amortization of capital lease.
(B) Reflects fixed assets added as part of acquisition of EUA Service Company.


(3)	DESCRIBE OTHER SERVICE COMPANY PROPERTY:

		None





(4)	DESCRIBE CONSTRUCTION WORK IN PROGRESS:

		None







Page 8

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2001
(In Millions, Rounded to Hundred Thousands of Dollars)

SCHEDULE III
ACCUMULATED PROVISION FOR DEPRECIATION AND
AMORTIZATION OF SERVICE COMPANY PROPERTY


		ADDITIONS		OTHER	BALANCE
		CHARGED		CHANGES	AT CLOSE
	BALANCE AT	TO	RETIRE-	ADD	OF YEAR
DESCRIPTION	3/31/00	ACCT 403	MENTS	(DEDUCT)(1)	3/31/01

Account

301	Organization
303	Miscellaneous
		Intangible
		Plant
304	Land and Land
		Rights
305	Structures and
		Improvements
306	Leasehold
		Improvements
307	Equipment		$(.3)		$(4.0) (A)	$(4.3)
308	Office
		Furniture and
		Equipment
309	Automobiles,
		Other Vehicles
		and Related
		Garage
		Equipment
310	Aircraft and
		Airport
		Equipment
311	Other Service
		Company
		Property
				---	---	---	----	---
			TOTAL		$(.3)		$(4.0)	$(4.3)
				===	===	===	====	===


1)	PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

		(A)	Balance acquired in merger with EUA Service Company.



Page 9

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2001
(In Millions, Rounded to Hundred Thousands of Dollars)
SCHEDULE IV
INVESTMENTS
INSTRUCTIONS:	Complete the following schedule concerning investments.

Under Account 124 "Other Investments," state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments," list each
investment separately.
			BALANCE AT
			CLOSE
		BALANCE AT	OF YEAR
DESCRIPTION		12/31/99	3/31/01

ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES	None	None
			------	------
		TOTAL	None	None
			======	======
ACCOUNT 124 & 128 - OTHER INVESTMENTS

	Supplemental Retirement/Deferred
		Compensation Plan Trust Fund	$67.1	$77.4

	General American Life Insurance Company -
		Net Cash Surrender Value	5.9	7.5

	Confederation Life Insurance Company -
		Net Cash Surrender Value	3.9	4.5

	Aurora National Life Assurance Company -
		Net Cash Surrender Value	3.9	4.6

	Metropolitan Life Insurance Company -
		Net Cash Surrender Value	2.0	3.1

	Pacific Mutual Life Insurance Company -
		Deferred Compensation - Life Insurance
		Investments & Net Cash Surrender Value	(.1)	(.9)

	Security Life of Denver
		Net Cash Surrender Value		2.1

	Guardian Life Insurance Company
		Net Cash Surrender Value		.9

	PFL Life Insurance Company
		Net Cash Surrender Value		1.2
				------	------
			TOTAL	$82.7	$100.4
				======	======

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS	$ 0.0	0.0
		See Note A, Schedule XIV
				------	------
			TOTAL	$ 0.0	$  0.0
				======	======


Page 10

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2001
(In Millions, Rounded to Hundred Thousands of Dollars)

SCHEDULE V
ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES


INSTRUCTIONS: Complete the following schedule listing accounts receivable
	from each associate company.  Where the service company has
	provided accommodation or convenience payments for associate
	companies, a separate listing of total payments for each
	associate company by subaccount should be provided.
			BALANCE AT
			CLOSE
		BALANCE AT	OF YEAR
		12/31/99	3/31/01

DESCRIPTION

ACCOUNT 146 -	ACCOUNTS RECEIVABLE FROM
	ASSOCIATE COMPANIES

	National Grid USA (Trust)		$(1.2)
	Nantucket Electric Company		.1
	Massachusetts Electric Company	$ 4.1	6.4
	New England Hydro-Trans. Electric Co., Inc.		.1
	New England Power Company	17.2	19.4
	Yankee Atomic Electric Company		.1
	Granite State Electric Company	.2	.3
	The Narragansett Electric Company	1.7	2.5
	Wayfinder, Inc.	.1	.1
	NEES Communications, Inc.	.1	.2
	NEES Energy, Inc.		(.1)
	National Grid - Group		2.2
			------	------
		TOTAL	$23.4	$30.1
			======	======
			TOTAL
ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:	PAYMENTS

	National Grid USA (Trust)	$(1.1)	$12.8
	Nantucket Electric Company	.2	.1
	Massachusetts Electric Company	3.5	13.5
	New England Power Company	3.1	3.1
	Granite State Electric Company	.2	.4
	The Narragansett Electric Company	1.9	4.2
	NEES Energy, Inc.		.7
	AllEnergy Marketing Company, L.L.C.		.1
			------	------
		TOTAL PAYMENTS	$ 7.8	$34.9
			=======	======


ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2001
(In Millions, Rounded to Hundred Thousands of Dollars)

SCHEDULE VI
FUEL STOCK EXPENSES UNDISTRIBUTED



INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

DESCRIPTION		LABOR	EXPENSES	TOTAL

ACCOUNT 152 -	FUEL STOCK EXPENSES
		UNDISTRIBUTED	None	None	None

			----	----	----
		TOTAL	None	None	None
			====	====	====



SUMMARY:

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2001
(In Millions, Rounded to Hundred Thousands of Dollars)

SCHEDULE VII
STORES EXPENSE UNDISTRIBUTED



INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

DESCRIPTION	LABOR	EXPENSES	TOTAL

ACCOUNT 163 - STORES EXPENSE
		UNDISTRIBUTED	None	None	None

			----	----	-----
		TOTAL	None	None	None
			====	====	====

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2001
(In Thousands of Dollars)

SCHEDULE VIII
MISCELLANEOUS CURRENT AND ACCRUED ASSETS



INSTRUCTIONS:  Provide detail of items in this account.  Items less than
	$10,000 may be grouped, showing the number of items in each
	group.
		BALANCE AT
		CLOSE
	BALANCE AT	OF YEAR
DESCRIPTION	12/31/99	3/31/01

ACCOUNT 174 -	MISCELLANEOUS CURRENT AND
		ACCRUED ASSETS	None	None

			----	----
		TOTAL	None	None
			====	====


ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2001
(In Thousands)

SCHEDULE IX
MISCELLANEOUS DEFERRED DEBITS



INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped by class, showing the number of items in each class.

			BALANCE AT
			CLOSE
		BALANCE AT	OF YEAR
DESCRIPTION		12/31/99	3/31/01

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

	Unbilled Computer Information Systems Costs	$15,530	$    167
	Unbilled Shared Microwave System Expenses	646
	Unbilled Employee Relocation		28
	Prepaid Pension Costs		109,798
			------	-------
		TOTAL	$16,176	$109,993
			======	=======





Page 15
ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2001
(In Millions, Rounded to Hundred Thousands of Dollars)

SCHEDULE X
RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES



INSTRUCTIONS:  Provide a description of each material research,
		development, or demonstration project which incurred costs by the service corporation during the year.

DESCRIPTION	AMOUNT

ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR
		DEMONSTRATION EXPENDITURES	None

			----
	TOTAL		None
			====


Page 16

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.
For the Year Ended March 31, 2001
(Expressed in Millions, Rounded to Hundred Thousands of Dollars, except per Share Data)

SCHEDULE XI
PROPRIETARY CAPITAL
					OUTSTANDING
		NUMBER OF	PAR OR STATED		CLOSE OF PERIOD
ACCOUNT		SHARES	VALUE	NO. OF		TOTAL
NUMBER	CLASS OF STOCK	AUTHORIZED	PER SHARE	SHARES		AMOUNT

201		COMMON STOCK ISSUED	4,000	$25	3	$75

INSTRUCTIONS:	Classify amounts in each account with a brief explanation,
disclosing the general nature of transactions which give rise to the reported amounts.
DESCRIPTION					AMOUNT

ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL

		Capital contributions from National
		 Grid USA, the holding company
		 (SEC File No. 70-9673):			$ 5.0

		Adjustments relating to acquisition by
		 National Grid Group and merger of
		 EUA Service Company			5.7

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS		None
						------
		TOTAL				$10.7
						======
INSTRUCTIONS:	Give particulars concerning net income or (loss) during the
year, distinguishing between compensation for the use of
capital owed or net loss remaining from servicing non-
associates per the General Instructions of the Uniform Systems
of Accounts.  For dividends paid during the year in cash or
otherwise, provide rate percentage, amount of dividend, date declared and date paid.
					BALANCE AT
		NET INCOME		CLOSE
	BALANCE AT	OR	DIVIDENDS	OF YEAR
DESCRIPTION	3/31/00	(LOSS)	PAID	3/31/01

ACCOUNT 216 -UNAPPROPRIATED RETAINED EARNINGS

 Retained earnings	$.1	$1.8(A)	-	$1.9
 Comprehensive income(B)	-	1.5		-	1.5
	----	----		----	---
	TOTAL	$.1	$3.3	-	$3.4
		=====	====	====	=====
(A)	Refer to page 41 for detail to allowed rate of return.

(B)	Represents unrealized appreciation on marketable securities and a minimum
pension liability adjustment.  Generally 	Accepted Accounting Principles
require such amounts be recorded in 	the Proprietary Capital without being
included in reported net income. 	Since the SEC chart of accounts does not
provide for such a common equity 	account, these amounts have been reflected in
retained earnings.



Page 17

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2001
(In Millions, Rounded to Hundred Thousands of Dollars)

SCHEDULE XII
LONG-TERM DEBT

INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and
	advances on open account.  Names of associate companies from which advances were received
	shall be shown under the class and series of obligation column.  For Account 224 - Other
	long-term debt provide the name of creditor company or organization, terms of the obligation,
	date of maturity, interest rate, and the amount authorized and outstanding.



			BALANCE AT
	TERMS OF OBLIG	DATE						CLOSE
NAME OF	CLASS & SERIES	OF	INTEREST	AMOUNT	BALANCE AT		DEDUCTIONS	OF YEAR
CREDITOR	OF OBLIGATION	MATURITY	RATE	AUTHORIZED	12/31/99	ADDITIONS	(1)	3/31/01

ACCOUNT 223 -
 ADVANCES FROM
 ASSOCIATE
 COMPANIES:	None	None



ACCOUNT 224 -
 OTHER LONG-TERM
 DEBT:	None	None
		----	----
	TOTAL	None	None
		====	====

(1) Give an explanation of deductions:

	None





Page 18

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2001
(In Thousands)

SCHEDULE XIII
CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS: 	Provide balance of notes and accounts payable to each associate company.  Give description and amount of miscellaneous current and accrued liabilities.  Items less than $10,000 may be
grouped, showing the number of items in each group.

					BALANCE AT
					CLOSE
				BALANCE AT	OF YEAR
DESCRIPTION		12/31/99	3/31/01

ACCOUNT 233 -	NOTES PAYABLE TO ASSOCIATE
			COMPANIES

	See Note A, Schedule XIV
				-------	-------
		TOTAL
				=======	=======

ACCOUNT 234 -	ACCOUNTS PAYABLE TO ASSOCIATE
			COMPANIES

	National Grid USA (Trust)	$     	$     8
	Massachusetts Electric Company	453	458
	New England Power Company	195	48
	Granite State Electric Company	8	1
	The Narragansett Electric Company	19	16
	Wayfinder, Inc.	(1)
	NEES Energy, Inc.		13
				-------	------
		TOTAL		$  674	$  544
				=======	======

ACCOUNT 242 -	MISCELLANEOUS CURRENT AND
			ACCRUED LIABILITIES

	NGUSA Goals		$2,338	$ 1,177
	Thrift Plan		1,087
	Property Under Capital Lease		2,492
	Healthcare Costs	166	1,512
	Accrued Payroll and Vacation Costs	4,672	8,555
				-------	-------
		TOTAL		$8,263	$13,736
				=======	=======




Page 19
ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2001

SCHEDULE XIV
NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:  The space below is provided for important notes regarding
		the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.
Note A
	During 1981, certain subsidiaries of New England Electric System established a money pool to more effectively utilize cash resources of subsidiaries and to reduce outside short-term borrowings. The SEC authorized the establishment of the money pool in Release No. 35-21987. In 1983, the terms were amended in Release No. 35-22900 to allow New England Electric System to invest in the money pool. In 1986, the terms were amended in Release No. 35-24232 to allow New England Energy Incorporated and NEES Energy, Incorporated to invest in the money pool and New England Electric Transmission Corporation to invest in and borrow from the money pool. In 1988, the terms were amended in Release No. 35-24733 to allow New England Hydro-Transmission Electric Company Incorporated and New England Hydro-Transmission Corporation to invest in the money pool. In 1992, the terms were amended in Release No. 35-25483 to remove NEES Energy, Incorporated from participation in the money pool, to allow New England Hydro-Transmission Electric Company and New England Hydro-Transmission Corporation to borrow from the money pool, to allow New England Hydro Finance Company, Incorporated and Narragansett Energy Resources Company to invest in the money pool and to divide the borrowing members of the money pool into Group I and Group II, consisting of wholly owned subsidiaries and non-wholly owned subsidiaries, respectively, with different borrowing priorities. In 1995, the terms were amended in Release No. 35-26439 to allow Nantucket Electric Company to invest in and borrow from the money pool. In 2000, the terms were further amended in Release No. 35-27154 to permit National Grid USA to become the corporate successor to NEES as an investor in the Money Pool, and also to allow any National Grid subsidiary to participate in the Money Pool as lenders only.

	Short-term borrowing needs of subsidiaries are met first with available funds of other subsidiaries. Borrowing companies pay interest at a rate designed to approximate the cost of outside short-term borrowings. Companies who invest in the pool share the interest earned on a basis proportionate to their average monthly investment in the money pool. Funds may be withdrawn from or repaid to the pool at any time without prior notice.

	National Grid USA Service Company, Inc. was designated to administer the pool as agent for the member companies. The Company has classified pool transactions of the member companies on a net basis in the current and prior year balance sheets.

	At March 31, 2001 the detail of this pool was as follows (in thousands):
Investments in the Pool:
	National Grid USA (Trust)	$ 113,775
	New England Hydro-Trans. Electric Co., Inc.	3,300
	New England Power Company	22,075
	New England Energy Incorporated	75
	EUA Energy Investment	4,150
	National Grid USA Service Company, Inc.	26,325	$169,700
			--------	========
Borrowings from the Pool:
	Nantucket Electric Company	1,800
	Massachusetts Electric Company	111,625
	New England Hydro-Trans. Corp	650
	New England Electric Trans. Corp	3,875
	Granite State Electric Company	1,150
	The Narragansett Electric Company	50,600	$169,700
			--------	========



Page 20

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2001
(In Millions, Rounded to Hundred Thousands of Dollars)

SCHEDULE XV
STATEMENT OF INCOME


ACCOUNT	DESCRIPTION	CURRENT	PRIOR
		YEAR	YEAR
		3/31/01	12/31/99

	INCOME

457	Services rendered to associate companies	$208.9	$206.7
458	Services rendered to nonassociate companies	.4	.2
421	Miscellaneous income or loss
			------	------
		TOTAL INCOME	$209.3	$206.9
			------	------

	EXPENSE

920	Salaries and wages	86.7	90.4
921	Office supplies and expenses	51.1	41.9
922	Administrative expense transferred - credit
923	Outside services employed	31.0	28.6
924	Property insurance	.1
925	Injuries and damages	1.2	1.3
926	Employee pensions and benefits	13.0	20.4
928	Regulatory commission expense		.1
930.1	General advertising expenses
930.2	Miscellaneous general expenses	1.1	.9
931	Rents		13.4	12.8
932	Maintenance of structures and equipment	2.4	1.8
403	Depreciation and amortization expense	.3
408	Taxes other than income taxes	6.8	5.7
409	Income taxes	2.1	3.7
410	Provision for deferred income taxes	1.9	5.0
411	Provision for deferred income taxes - credit	(4.3)	(8.2)
411.5	Investment tax credit
419	Interest income		(2.3)
426.1	Donations		.4	.3
426.5	Other deductions
427	Interest on long-term debt
430	Interest on debt to associate companies	(1.9)	.2
431	Other interest expense	2.2	2.5
			------	------
		TOTAL EXPENSE	$207.5	$205.1
			------	------
		NET INCOME OR (LOSS)	$  1.8	$  1.8
			======	======




Page 21

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2001
(In Millions, Rounded to Hundred Thousands of Dollars)

ANALYSIS OF BILLING

ASSOCIATE COMPANIES
ACCOUNT 457


	DIRECT	INDIRECT	COMPENSATION	TOTAL
	COSTS	COSTS	FOR USE	AMOUNT
NAME OF ASSOCIATE COMPANY	CHARGED	CHARGED	OF CAPITAL	BILLED
	457-1	457-2	457-3


National Grid USA	$  4.5	$ 1.9	$ .1	$  6.5
Nantucket Electric Company	1.1	.2		1.3
Massachusetts Electric Company	88.3	14.0	.7	103.0
New England Hydro-Transmission
	Electric Co., Inc.	2.0	.6		2.6
New England Hydro-Transmission Corp.	.6	.1		.7
New England Power Company	31.0	11.9	.4	43.3
New England Electric Transmission
	Corp. 	.6	.2		.8
Granite State Electric Company	3.8	.7		4.5
The Narragansett Electric Company	32.9	5.9	.3	39.1
New England Energy Incorporated		.1		.1
Wayfinder, Inc.	.5	.1		.6
NEES Communications, Inc.	2.7	1.2	.1	4.0
NEES Energy, Inc.	.1			.1
AllEnergy Marketing Company, L.L.C.	.1	.1		.2
National Grid Group	1.7	.4		2.1
		------	-----	----	------
		TOTAL	$169.9	$37.4	$1.6	$208.9
			======	=====	====	======






Page 22

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2001
(In Millions, Rounded to Hundred Thousands of Dollars)

ANALYSIS OF BILLING
NONASSOCIATE COMPANIES
ACCOUNT 458

	DIRECT	INDIRECT	COMPENSATION		EXCESS	TOTAL
	COST	COST	FOR USE	TOTAL	OR	AMOUNT
NAME OF NONASSOCIATE COMPANY	CHARGED	CHARGED	OF CAPITAL	COST	DEFICIENCY	BILLED
	458-1	458-2	458-3		458-4


1)   Shaws Supermarkets	$	-	$-	$.2	$.2
2)   Other	.2	-	-	.2		.2

		-----	----	---	-----	----	-----
	TOTAL		$.2	-	-	$.2	$.2	$.4
		=====	====	===	=====	=====	=====


INSTRUCTION:  Provide a brief description of the services rendered to each nonassociated company:
1)  Building rent
2)  Billing related to use of NGUSA Training Center, Dielectric Testing of Rubber Goods and other miscellaneous
	    services.







Page 23

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.
For the Year Ended March 31, 2001
(In Millions, Rounded to Hundred Thousands of Dollars)
SCHEDULE XVI
ANALYSIS OF CHARGES FOR SERVICE ASSOCIATE AND NONASSOCIATE COMPANIES
         	ASSOCIATE COMPANY CHARGES	NONASSOCIATE COMPANY CHARGES	TOTAL CHARGES FOR SERVICE
		-------------------------	----------------------------	------------------------
	DIRECT	INDIRECT		DIRECT	INDIRECT		DIRECT	INDIRECT
	COST	COST	TOTAL	COST	COST	TOTAL	COST	COST	 TOTAL
920	Salaries and Wages	$75.0	$11.6	$86.6	$ .1		$ .1	$75.1	$11.6	$86.7
921	Office Supplies and Expenses	37.3	13.7	51.0	.1		.1	37.4	13.7	51.1
922	Administrative Expense
	  Transferred-Credit
923	Outside Services Employed	28.1	2.9	31.0				28.1	2.9	31.0
924	Property Insurance		.1	.1					.1	.1
925	Injuries and Damages	1.1	.1	1.2				1.1	.1	1.2
926	Employee Pensions and Benefits	11.3	1.7	13.0				11.3	1.7	13.0
928	Regulatory Commission Expense
930.1	General Advertising Expenses
930.2	Miscellaneous General Expenses	.9	.2	1.1				.9	.2	1.1
931	Rents	7.0	6.4	13.4				7.0	6.4	13.4
932	Maintenance of Structures and
	  Equipment	.6	1.8	2.4				.6	1.8	2.4
403	Depreciation and Amortization
	  Expense	.3		.3				.3		.3
408	Taxes Other Than Income Taxes	5.9	.9	6.8				5.9	.9	6.8
409	Income Taxes		1.8	1.8		.3	.3		2.1	2.1
410	Provision for Deferred Income
	 Taxes		1.6	1.6		.3	.3		1.9	1.9
411	Provision for Deferred Income
	  Taxes-Credit		(3.7)	(3.7)		(.6)	(.6)		(4.3)	(4.3)
411.5	Investment Tax Credit
419	Interest Income
426.1	Donations		.4	.4					.4	.4
426.5	Other Deductions
427	Interest on Long-Term Debt
431	Other Interest Expense	2.4	(.2)	2.2				2.4	(.2)	2.2
	-------	-----	-----	-----	----	-----	------	-----	------

		TOTAL EXPENSES	$169.9	$39.3	$209.2	$0.2	$0.0	$0.2	$170.1	$39.3	$209.4
			=======	=====	======	=====	====	=====	======	=====	======
	Compensation for use of
	  Equity Capital			1.6			.2			1.8

430	Interest on Debt to
	  Associate Companies			(1.9)						(1.9)
			------			----			------

		TOTAL COST OF SERVICE			$208.9			$0.4			$209.3
					======			=====			======
	INSTRUCTION:	Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.



Page 24

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.
For the Year Ended March 31, 2001
(In Millions, Rounded to Hundred Thousands of Dollars)
SCHEDULE XVII
SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
		TOTAL
	DESCRIPTION OF ITEMS	AMOUNT	OVERHEAD	01	02	03	04
		------	--------	------	------	------	------

920	Salaries and wages	$86.7		$2.8	$3.9	$5.3	$2.1
921	Office supplies and expenses	51.1		1.1	3.9	3.3	0.1
922	Administrative expense transferred - credit
923	Outside services employed	31.0		4.0	1.1	0.9	0.1
924	Property insurance	0.1
925	Injuries and damages	1.2
926	Employee pensions and benefits	13.0
928	Regulatory commission expense
930.1	General advertising expenses
930.2	Miscellaneous general expense	1.1
931	Rents		13.4			0.4	2.0
932	Maintenance of structures and equipment	2.4
403	Depreciation and amortization expense	0.3
408	Taxes other than income taxes	6.8		0.2	0.3	0.4	0.2
409	Income taxes	2.1	2.1
410	Provision for deferred income taxes	1.9	1.9
411	Provision for deferred income taxes- credit	(4.3)	(4.3)
411.5	Investment tax credit
419	Interest income
426.1	Donations
426.5	Other deductions	0.4
427	Interest on long-term debt
430	Interest on debt to associate companies	(1.9)
431	Other interest expense	2.2
			------	----	----	----	----	-----
		TOTAL EXPENSES	$207.5	$(0.3)	$8.1	$9.6	$11.9	$2.5
			======	====	====	====	====	=====


INSTRUCTION:	Indicate each department or service function.  (see Instruction 01-3 General Structure of
Accounting System: Uniform System of Accounts)




Page 25

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2001
(In Millions, Rounded to Hundred Thousands of Dollars)

SCHEDULE XVII - CONTINUED


ACCOUNT
NUMBER	05	06	07	08	09	10	11	12	13	14	15
-------	-------	-------	-------	-------	-------	-------	-------	-------	-------	-------	-------

920	$3.7	$5.2	$11.9	$2.8	$0.7	$17.0	$1.6	$4.1	$0.6	$13.4	$4.3
921	0.4	2.0	19.5	1.1		2.9	0.9	1.4	0.2	8.9	1.1
922
923		1.7	17.1	0.1	0.2	0.1		0.3	0.4	1.2	3.3
924							0.1
925		0.3					0.8			0.1
926		12.6									0.1
928
930.1
930.2		(0.1)			0.2		0.4				0.6
931		3.0	2.2	0.3		0.7		0.7		3.9
932		1.6								0.7	0.1
403										0.3
408	0.2	0.1	1.0	0.2	0.1	1.5	0.3	0.3	0.1	1.1	0.3
409
410
411
411.5
419
426.1
426.5		0.3						0.1
427
430								(1.9)
431		(1.7)						3.9
	----	----	-----	-----	----	----	----	-----	---	-----	----
		$4.3	$25.0	$51.7	$4.5	$1.2	$22.2	$4.1	$8.9	$1.3	$29.6	$9.8
	====	====	=====	=====	====	====	=====	====	====	=====	====





Page 26

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.
For the Year Ended March 31, 2001
(In Millions, Rounded to Hundred Thousands of Dollars)

SCHEDULE XVII - CONTINUED

ACCOUNT
 NUMBER	16	17	18	19
-------	-------	-------	-------	-------

920	$0.9	$2.2	$2.2	$2.0
921	2.2	0.1	0.8	1.2
922
923	0.2	0.1		0.2
924
925
926	0.3
928
930.1
930.2
931				0.2
932
403
408	0.1	0.1	0.2	0.1
409
410
411
411.5
426.1
426.5
427
430
431
	-----	-----	----	----
	$3.7	$2.5	$3.2	$3.7
	=====	=====	====	====





Page 27

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2001
(In Millions, Rounded to Hundred Thousands of Dollars)

DEPARTMENTAL ANALYSIS OF SALARIES
ACCOUNT 920



			DEPARTMENTAL SALARY EXPENSE
NAME OF DEPARTMENT			INCLUDED IN AMOUNTS BILLED TO	NUMBER
			-------------------------------	PERSONNEL
Indicate each dept. or	TOTAL	PARENT	OTHER	NON	END OF
service function	AMOUNT	COMPANY	ASSOCIATES	ASSOCIATES	YEAR


01	Management	$ 2.8	$.4	$ 2.4		14
02	Customer Service	3.9		3.9		62
03	Engineering	5.3		5.3		70
04	Supply Chain
		Management	2.1		2.1		35
05	Transmission	3.7		3.7		48
06	Human Resources	5.3	.2	5.1		51
07	Information Services	11.9		11.9		175
08	Retail Services	2.8	.1	2.7		36
09	Environmental	.7		.7		10
10	Construction/Electrical	17.1		17.1		262
11	Treasury/Financial
		Forecasting	1.6	.3	1.3		22
12	Corporate Accounting/Tax	4.1		4.1		78
13	Internal Audit	0.6		0.6		11
14	Retail Operations	13.4		13.4		184
15	Corporate Legal	4.1	.5	3.6		45
16	Corporate
		Communications	0.9		0.9		10
17	NEES
		Communications	2.2		2.2		21
18	Dispatching	2.2		2.2		27
19	Distribution Finance	2.0		2.0		25
			------	----	------	------	------
		TOTAL	$86.7	1.5	$85.2		1,186
			======	====	======	======	======





Page 28

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2001
(In Millions)

OUTSIDE SERVICES EMPLOYED
ACCOUNT 923

INSTRUCTIONS:  Provide a breakdown by subaccount of outside services
		employed.  If the aggregate amounts paid to any one payee
		and included within one subaccount is less than $100,000,
		only the aggregate number and amount of all such payments
		included within the subaccount need be shown.  Provide a
		subtotal for each type of service.
		RELATIONSHIP
		"A"- ASSOCIATE
FROM WHOM PURCHASED	TYPE OF SERVICE	"NA"- NON ASSOCIATE	AMOUNT

LEGAL SERVICES

	Choate		Legal Services	NA	$0.1

	Hale & Dorr	Legal Services	NA	0.2

	Halloran & Sage	Legal Services	NA	0.3

	Leboeuf, Lamb, Greene
	 and MacRae	Legal Services	NA	0.6

	McDermott, Will & Emery	Legal Services	NA	0.3

	Patton Boggs	Legal Services	NA	0.2

	Ropes and Gray	Legal Services	NA	0.2

	Swidler Berlin Shereff
	 Friedman		Legal Services	NA	0.9

	Workscape		Legal Services	NA	0.2

	Robert Wulff	Legal Services	NA	0.1

	Forty two Vendors		NA	0.4
	(Each Under $100,000)			----
			TOTAL LEGAL SERVICES		$3.5
					----
ENGINEERING SERVICES

	Bluestone Energy	Engineering Services	NA	$0.2

	Clarence J. Sasso	Engineering Services	NA	0.2

	Parsons Energy & Chemicals	Engineering Services	NA	0.2

	Triad Employment Services	Engineering Services	NA	0.2

	Twenty-two Vendors		NA	0.2
	(Each Under $100,000)			----
			TOTAL ENGINEERING SERVICES		$1.0
					----


Page 29

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.
For the Year Ended March 31, 2001
(In Millions)
OUTSIDE SERVICES EMPLOYED - CONTINUED
ACCOUNT 923
		RELATIONSHIP
		"A"- ASSOCIATE
FROM WHOM PURCHASED	TYPE OF SERVICE	"NA"- NON ASSOCIATE	AMOUNT

MANAGEMENT CONSULTING SERVICES
	Hewitt Associates	Management Consultants	NA	$0.3

	Mercer Management	Management Consultants	NA	2.6

	Pricewaterhouse Cooper	Management Consultants	NA	0.2

	Towers Perrin	Management Consultants	NA	0.4

	Workscape		Management Consultants	NA	0.2

	Fourteen Vendors		NA	0.4
	(Each Under $100,000)			-----
			TOTAL MANAGEMENT CONSULTING SERVICES	$4.1
					-----

ACCOUNTING SERVICES
	Pricewaterhouse Coopers	Accounting Consultants	NA	$0.3

	Arthur Andersen LLP	Accounting Consultants	NA	0.1

	Four Vendors		NA	0.1
	(Each Under $100,000)			-----
			TOTAL ACCOUNTING SERVICES		$0.5
					-----

OTHER SERVICES
	Alpine Computer Systems,	Information Systems
	 Inc.		 Professional Services	NA	$0.2

	American Consulting Group	Human Resources Management
			 Services	NA	0.2

	Apex Consulting	Information Systems
			 Professional Services	NA	0.5

	Collaborative Consulting	Information Systems
			 Professional Services	NA	0.1

	Command Systems	Information Systems
			 Professional Services	NA	0.1

	EDI Specialists	Information Systems
			 Professional Services	NA	0.1

	EDP Contract Services	Information Systems
			 Professional Services	NA	0.5

	Eliassen Group, Inc.	Information Systems
			 Professional Services	NA	0.2

	Environmental Management	Professional Services	NA	0.2

	Higher Ground Assoc	Human Resources Management
			 Services	NA	0.3

	IBM		Information Systems
			 Professional Services	NA	6.9



Page 30

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.
For the Year Ended March 31, 2001
(In Millions)
OUTSIDE SERVICES EMPLOYED - CONTINUED
ACCOUNT 923
		RELATIONSHIP
		"A"- ASSOCIATE
FROM WHOM PURCHASED	TYPE OF SERVICE	"NA"- NON ASSOCIATE	AMOUNT

	Keane, Inc.	Information Systems
			 Professional Services	NA	1.9

	Kforce.com	Human Resources Management
			 Services	NA	0.5

	Logica Inc.	Professional Services	NA	0.9

	Manning Selvage & Lee	Professional Services	NA	0.1

	Maxima Consulting, Inc.	Information Systems
			 Professional Services	NA	0.4

	Meta Group	Information Systems
			 Professional Services	NA	0.3

	Modis		Information Systems
			 Professional Services	NA	0.2

	New Boston Systems	Information Systems
			 Professional Services	NA	1.1

	Pinkerton Services	Professional Services	NA	0.1

	Regional Economic
	 Research		Professional Services	NA	0.2

	Reliance Systems	Information Systems
			 Professional Services	NA	0.7

	Romac International 	Human Resources
			 Management Services	NA	0.3

	Sapphire Technologies	Information Systems
			 Professional Services	NA	0.9

	Suburban Staffing	Human Resources
			 Management Services	NA	0.2

	Sullivan & Cogliano	Information Systems
			 Professional Services	NA	0.3

	Systems & Management	Information Systems
	 Consulting	 Professional Services	NA	0.4

	Towers Perrin	Human Resources
			 Management Services	NA	0.1

	Triad Employment Services	Human Resources
			 Management Services	NA	1.0

	Triad Engineering Corp	Information Systems
			 Professional Services	NA	0.2

	Whitehead Mann Pendleton	Human Resources
	 James		Management Services	NA	0.5

	Whitridge Associates	Information Systems
			 Professional Services	NA	0.4

	Eighty vendors	Miscellaneous Services	NA	1.9
(each under $100,000)			------
			TOTAL OTHER SERVICES		$21.9
					------
						GRAND TOTAL		$31.0
								======


Page 31

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2001
(In Thousands)

EMPLOYEE PENSIONS AND BENEFITS
ACCOUNT 926

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.


	DESCRIPTION	AMOUNT
	Pensions		$ (8,103)
	Postretirement Benefits Other than Pensions	6,551
	Postemployment Benefits	198
	Group Insurance Premiums	414
	Executive Life Insurance	(1,871)
	Medical Insurance Premiums	6,593
	Employee Publications	183
	Employee Health Program	50
	Employee Educational Aid	409
	Employee Thrift Plan	3,060
	Employee Termination Costs	4,358
	Employee Occupational Health Service	150
	Employee Awards	175
	Employee Benefits Administration	605
	Miscellaneous (Each Under $25,000)	237
			-------
		TOTAL	$13,009
			=======





Page 32

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2001
(In Thousands)

GENERAL ADVERTISING EXPENSES
ACCOUNT 930.1



INSTRUCTIONS: Provide a listing of the amount included in Account
	930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.


	DESCRIPTION		NAME OF PAYEE	AMOUNT

					None
					----
		TOTAL			None
					====




Page 33

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2001
(In Thousands)

MISCELLANEOUS GENERAL EXPENSES
ACCOUNT 930.2



INSTRUCTIONS: Provide a listing of the amount included in Account
	930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Sections 321(b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.
	Section 441 (b) (2)) shall be separately classified.


	DESCRIPTION			AMOUNT

	Annual Meeting Costs		$  431
	Membership Dues - Company	674
					-----
		TOTAL			$1,105
					=====




Page 34
ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2001
(In Millions, Rounded to Hundred Thousands of Dollars)

RENTS
ACCOUNT 931



INSTRUCTIONS: Provide a listing of the amount included in Account
	931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


	TYPE OF PROPERTY	AMOUNT

	Building Rents	$ 4.5

	Microwave and Telemetering Equipment	1.1

	Computer Hardware and Software	2.0

	Transportation Equipment	1.5

	Capital Lease - Computer Information Systems	2.9

	Office and Other Equipment	1.4
			-----
		TOTAL	$13.4
			=====




Page 35

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2001
(In Millions, Rounded to Hundred Thousands of Dollars)

TAXES OTHER THAN INCOME TAXES
ACCOUNT 408

INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than
	Income Taxes".  Separate the analysis into two groups:
	(1) other than U.S. Government taxes, and (2) U.S.
	Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

	KIND OF TAX	AMOUNT

	1)	OTHER THAN U.S. GOVERNMENT TAXES
			State Unemployment	$ .6
			State Excise	.1
			Municipal Taxes	.2
					------
				SUBTOTAL	$ .9
					------
	2)	U.S. GOVERNMENT TAXES
			Federal Unemployment	$ .1
			Federal Insurance Contribution Act - Company	5.8
					------
				SUBTOTAL	$5.9
					------
				TOTAL	$6.8
					======




Page 36

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2001
(In Millions, Rounded to Hundred Thousands of Dollars)

DONATIONS
ACCOUNT 426.1

INSTRUCTIONS:	Provide a listing of the amount included in Account 426.1,
"Donations", classifying such expenses by its purpose.  The
aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.
NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT
United Way	Matching Gifts Program	$123

Pan Massachusetts Challenge	Matching Gifts Program	33

St. John's Seminary	Matching Gifts Program	8

Dana-Farber Cancer Institute	Matching Gifts Program	8

Vermont Historical Society	Matching Gifts Program	7

Northeastern University	Matching Gifts Program	6

W.G.B.H.	Matching Gifts Program	6

Muscular Dystrophy Assoc. Inc	Matching Gifts Program	6

Alliance for Education	Matching Gifts Program	5

American Red Cross	Matching Gifts Program	5

American Cancer Society	Matching Gifts Program	5

Catholic Charities Services	Matching Gifts Program	4

Massachusetts Institute
  of Technology	Matching Gifts Program	4

West Point Fund/Association	Matching Gifts Program	4

Belmont Hill School	Matching Gifts Program	4

Crohn's and Colitis Foundation	Matching Gifts Program	4

Norwich University	Matching Gifts Program	4

Saint Mary's High School	Matching Gifts Program	4

Aids Action Committee	Matching Gifts Program	3

Eastern Nazarene College	Matching Gifts Program	3

Boston College	Matching Gifts Program	3

Boston Ballet Company	Matching Gifts Program	3



Miscellaneous (496 Items)	Matching Gifts Program for
	(Each Vendor Under $3,000)	educational institutions and
		other charitable organizations	148
			-----
		TOTAL	$400
			=====



Page 37

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2001
(In Millions, Rounded to Hundred Thousands of Dollars)

OTHER DEDUCTIONS
ACCOUNT 426.5



INSTRUCTIONS:  Provide a listing of the amount included in Account
	426.5, "Other Deductions", classifying such expenses according to their nature.


	DESCRIPTION	NAME OF PAYEE	AMOUNT

			None
			----
		TOTAL	None
			====




Page 38
ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2001

SCHEDULE XVIII
NOTES TO STATEMENT OF INCOME



INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


	No Significant Notes



Page 39

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.
ORGANIZATION CHART
For the Year Ended March 31, 2001

         		President & Chief Executive
		Officer NGUSA
		(01)
		!
------------------------------------------------------------------------------------------------------------

	!	!	!	!	!
	Executive VP	Vice President	Sr. Vice President	VP, CFO &	President
	(01)	(01)	(15)	   Treasurer	   NEES
	!		!	!	(01)	   Communications
	Customer Service	Human Resources	Environmental	!	(17)
	(02)	(06)	(09)	Treasury/Financial	!
	!		!	   Forecasting	NEES
	Engineering		Corporate Legal	(11)	   Communications
	(03)		(15)	!	(17)
	!		!	Corporate Accounting /
	Supply Chain		Corporate	   Tax
	  Management		   Communication	(12)
	(04)		(16)	!
	!			Internal Audit
	Transmission			(13)
	(05)
	!
	Information
	  Services
	(07)
	!
	Retail
	  Services
	(08)
	!
	Environmental
	(09)
	!
	Construction/
	  Electrical
	(10)
	!
	Retail Operations
	(14)
	!
	Dispatching
	(18)
	!
	Distribution
	   Finance
	(19)

The numbers that appear with Department are a cross reference to Page 27.



Page 40
ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2001

METHODS OF ALLOCATION



	Inventory, less fuel

	Microwave air line circuit miles

	Number of employees

	Number of customers

	Number of meters in service

	Transmission and distribution operation and maintenance expenses (excluding transmission of electricity by others), customers accounts, customer service and information, and sales expenses.

	Number of purchase orders

	Archive space occupied

	Budgeted transmission/distribution
	operation and maintenance expenditures

	Budgeted transmission/distribution
	capital expenditures

	Number of aerial devices

	Average of number of purchase orders issued, number of checks processed and inventory balances

Total billings to associated companies for services rendered
(excluding convenience payments)

	Materials and supplies issues



Page 41

ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

For the Year Ended March 31, 2001
(In Millions, Rounded to Hundred Thousands of Dollars)

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

	As authorized by Commission's File No. 70-6353 and amendment No. 11 dated
August 18, 1995, and Commission's File No. 70-9673 dated January 2, 2001,
National Grid USA Service Company, Inc. included in its service charge to customers for the year 2000 the amount of $1.8 million dollars. The following is a schedule indicating a breakdown of this billing:

	Associated	Non-Associated
	Companies	Companies	Total
	------------	----------------	---------

Total Compensation	$1.8	-	$1.8

Excess of Revenues Billed
	Over Costs Incurred to
	Non-Associated Companies	(.2)	.2	-
			----	---	----
Compensation for Use of	$1.6	$.2	$1.8
	Equity Capital Billed
			====	===	====


	The Company is authorized by order 70-6353 and amended thereto to use a rate of return on Common Equity of New England Power Company as authorized in FERC proceedings through January 2001, and by order 70-9673, a rate of return on Common Equity of The Narragansett Electric Company beginning February 2001.

	Common Equity:
		April 2000			$16.4
						-----
		May 2000 - January 2001			$19.0
						-----
		February 2001 - March 2001			$ 5.0
						-----


	Amount of Equity Return:
		April 2000 - January 2001 @ 11.25%			$1.7
		February 2001 - March 2001 @ 10.50%		0.1
							-----
							$1.8
							=====






Page 42
ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.
For the Year Ended March 31, 2001

SIGNATURE CLAUSE



	Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



National Grid USA Service Company, Inc.
---------------------------------
(Name of Reporting Company)




By:			s/ E. Al Capomacchio, Jr.
			-------------------------------
			(Signature of Signing Officer)




E. A. Capomacchio, Jr. Assistant Controller
-------------------------------------------
(Printed Name and Title of Signing Officer)